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17005623

SEC
Mail Processing
Section
FEB 24 2017
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69527

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Triloma Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 North New York Avenue
(No. and Street)

Winter Park	FL	32789
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck — (561) 283-0772
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenfield and Company PLLC
(Name - if individual, state last, first, middle name)

301 East Pine Street, Suite 975	Orlando	FL	32801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

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AFFIRMATION

I, Nick Dolya, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Triloma Securities, LLC for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

JANA COTTA
Notary Public - State of Florida
My Comm. Expires Jun 17, 2017
Commission # FF 024088
Bonded Through National Notary Assn.

Notary Public

Triloma Securities LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRILOMA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

TRILOMA SECURITIES, LLC
Table of Contents
December 31, 2016

ROSENFIELD & Co. PLLC
TRADITIONAL VALUES | EXTRAORDINARY RESULTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Triloma Securities, LLC

We have audited the accompanying statement of financial condition of Triloma Securities, LLC, a Florida limited liability company, ("the Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Triloma Securities, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

Rosenfield & Company PLLC

Rosenfield and Company, PLLC
Orlando, Florida
February 21, 2017

TRILOMA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS		
CURRENT ASSETS		
Cash	$	3,856,202
Accounts Receivable		37,362
Regulatory Deposit		5,039
Prepaid Expenses		428,899
Total Current Assets		4,327,502
Furniture and Office Equipment, Net		8,911
Other Assets		8,250
Total Assets	$	4,344,663
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$	15,422
Accrued Compensation		516,323
Accrued Expenses		69,432
Total Current Liabilities		601,177
Total Liabilities		601,177
MEMBER'S EQUITY		3,743,486
Total Liabilities and Member's Equity	$	4,344,663

See Accompanying Notes to the Financial Statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Triloma Securities, LLC (the "Company"), a Florida limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Triloma Securities, LLC is wholly owned by Triloma Financial Group, LLC (the "Member").

The Company operates under the provisions of Paragraph (a)(2)(vi) of Rule 15c3-1 of the SEC and claims exemption from the remaining provisions of that rule. The requirements of Paragraph (a)(2)(vi) provide that the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers. The Company does not accept money from customers, but rather all customer payments are made directly to the private placement or closed end fund into which the customers are investing.

The Company provides a limited range of services related to the syndication, and primarily acts as a broker or dealer of public placements of closed end funds on a best efforts basis and private placements of securities.

The Company also provides investment banking services such as raising financial capital or acting as the agent in the issuance of securities on a best efforts underwriting contractual agreement. In a best efforts underwriting engagement, the Company will do its best to sell all of the securities that are offered by the issuer, but in no way is the Company obligated to purchase the securities for its own account.

The liability of the Member is limited to the capital held by the Company.

Operations

The Company incurred a net loss of $4,289,579 for the year ended December 31, 2016. The loss is due in large part to significant compensation expenses as the Company ramps up active operations which commenced in 2015. The Member intends to continue to fund the operations of the Company in the future, if needed.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable
Accounts receivable are uncollateralized obligations related to the following:

- expenses of the Company that are billed in connection with funds offered by the Company or their sponsor or co-sponsor for reimbursement

- billings generated from consulting engagements.

- fees receivable generated by the sale of private placements and closed end funds. Payments are made by the transfer agent, and are typically paid within one week of the trade date for the respective investment once escrow has been broken for a respective fund.

Accounts receivable are stated at the invoice amount and interest is not accrued on the outstanding receivable balance.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. The allowance for doubtful accounts is based on management's assessment of the collectability of specific accounts receivable, the aging of the accounts receivable, historical collection information, and existing economic conditions. If there is a deterioration of credit worthiness or actual defaults are higher than the historical experience, management's estimates of recoverability of amounts due to the Company could be adversely affected. All accounts or portions thereof deemed to be uncollectible are written off to the allowance for doubtful accounts. Based on management's review of individual accounts, no allowance for doubtful accounts was considered necessary at December 31, 2016.

Escrow Accounts
From time to time the Company uses the services of an escrow agent to hold funds related to contingent offerings. Amounts held in escrow are not included as part of the assets of the Company.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Office Equipment

Furniture and office equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives.

Income Taxes

The Company is a "disregarded entity" for income tax purposes, as it is wholly owned subsidiary of Triloma Financial Group, LLC which is taxable as a partnership for income tax purposes. The operations of the Company are included on the Triloma Financial Group, LLC partnership tax return, and are flowed through to, and taxable to, the members of Triloma Financial Group, LLC. Accordingly, no provision or liability for income taxes is included in the accompanying financial statements.

NOTE 2 RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its sole member, Triloma Financial Group, LLC, in which the Member pays a significant portion of the operating expenses of the Company. These expenses are settled monthly between the Member and the Company or alternatively are treated as equity contributions to the Company. During the fiscal year ending December 31, 2016, the Company recorded $5,644,286 of contributions from the Member, for cash contributions and expenses paid by the Member on the Company's behalf that are settled as an equity contribution to the Company.

All designated Company expenses paid by the Member, such as payroll and related taxes, travel and regulatory expenditures, are charged directly to the Company. Other expenses such as general and administrative, marketing and advertising and other operating expenses are based on allocations that are periodically adjusted in accordance with the expense sharing arrangement to reflect changes in the operations of the Company, such as employee headcount, amount of space occupied and specifically chargeable expenses.

The Company occupies office space in offices leased by the Member. Facilities cost, which includes rent of $127,335, has been allocated to the Company based on headcount assignment.

A minority member of the controlling member of Triloma Financial Group is also a member of the board of directors of Triloma EIG Global Energy Income Fund and Triloma EIG Energy Income Fund - Term I. The two funds are managed by an independent board of directors. The Company's Member is a sponsor and advisor for two closed end funds. The Company earned dealer manager fees related to the two closed end funds in the amount of $60,727, for the year ended December 31, 2016, and are included in the accompanying statement of operations.

NOTE 2 RELATED PARTY TRANSACTIONS (CONTINUED)

The Company has entered into a private placement agreement with a company with which it's Member and one of its employees has a non-controlling interest, together they have a non-controlling interest. The Company will be compensated based on the equity capital committed during the term of its agreement. The Company earned fees in the amount of $10,000 for the year ended December 31, 2016, and are included in investment banking and advisory fees in the accompanying statement of operations.

NOTE 3 FURNITURE AND OFFICE EQUIPMENT

Furniture and office equipment are summarized as follows as of December 31, 2016:

	Useful Lives	Amount
Computers, Printers & Other Office Equipment	5	11,783
Accumulated Depreciation		(2,872)
		$ 8,911

Depreciation expense was $2,357 for the year ended December 31, 2016.

NOTE 4 EMPLOYEE BENEFIT PLAN

Employees of the Company may participate in a defined contribution plan provided by the Company's professional employer organization. The Company does not make contributions to the plan.

NOTE 5 REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital (as defined under this rule) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2016, the Company had net capital of $3,255,025 which exceeded the required net capital by $3,214,946.

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not hold customers' cash or securities; therefore, it is not impacted by SEC Rule 15c3-3.

NOTE 6 CONCENTRATIONS

There are two investment funds sponsored by the Company which account for 73% of the accounts receivable balance at December 31, 2016.

The Company maintains most of its cash at a commercial bank. Balances on deposit are insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits. Deposit balances in excess of FDIC limits are uninsured.

NOTE 7 SUBSEQUENT EVENTS

Effective January 1, 2017, the Company amended its expense sharing agreement with its sole member, Triloma Financial Group, LLC. Pursuant to the amended expense sharing agreement, the sole member will provide certain operating expenses including accounting, administration, information technology, compliance services, office space and other services. The sole member will provide these services at no cost to the Company. The agreement shall remain in place for a one year term from January 1, 2017 and shall thereafter be automatically renewed on a year to year basis and until terminated or amended at any time in writing by mutual agreement of both parties.